Mail Stop 4561

April 7, 2005

Mark S. Elliot, President
Premier Alliance Group, Inc.
4521 Sharon Road
Charlotte, NC 28211

> **RE:** **Premier Alliance Group, Inc.**
> **Registration Statement on Form SB-2**
> **Filed on March 13, 2006**
> **Commission File No. 333-132282**
>
> **Annual Report on Form 10-KSB for the year ended December 31, 2005**
>
> **Quarterly Reports on Form 10-QSB to the quarters ended September 30, 2005 and June 30, 2005**

Dear Mr. Elliot:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that many of our comments concerning the registrations statement are also applicable to your annual report on Form 10-KSB and other periodic reports. To the extent the comments are applicable to the periodic reports, please revise those periodic reports in response to the comments, as appropriate, within ten business days of the date of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that there is no current market for your securities and that an effect of the proposed transaction will be the creation of a public trading market for your common stock. Since the creation of such a public market directly benefits the issuer, and in view of the fact that the registration statement covers all outstanding shares and as well as the shares underlying all outstanding warrants and options, provide a detailed support for your apparent belief that the transaction you propose is within paragraph (a)(1)(i) of Rule 415. Specifically analyze how the creation of a public trading market that is an incident of the transaction can be viewed as consistent with the requirement that the offering be solely on behalf of persons other than the registrant. Please note that an "at the market" primary offering of equity securities (partially) by or on behalf of the registrant must conform to the requirements of paragraph (a)(4) of Rule 415. Because you do not qualify to conduct a primary offering "at the market" if it is determined that your offering is not solely on behalf of persons other than the issuer, offers and sales must be made at a fixed price for the duration of the offering, the resales must take place on a prompt and continuous basis, and the selling shareholders should be identified as underwriters. In preparing your response to this comment please refer to interpretation D.29 of the Division's Publicly Available Telephone Interpretation Manual (July 1997), which you may find on our website.

Facing Page

2. Please check that box that indicates that this offering is being conducted on a delayed or continuous basis pursuant to Rule 415.

Prospectus Cover Page

3. Either delete the final sentence of the first paragraph on the cover page or amend that sentence to state that the selling shareholders will receive the proceeds of the sales pursuant to the prospectus. We will not object to text in an appropriate section of the body of the prospectus that discusses the funds you will receive if warrants or options ore exercise.

4. Please limit your disclosure on the cover page to that information required by Item 501 of Regulation S-B. For example, you may safely remove the information in the last sentence of the second paragraph, the sole sentence comprising the third paragraph, and the first sentence immediately following the cross-reference to the "Risk Factors" section.

Table of Contents

5. Please remove the reference to "Information Not Required in Prospectus" as this information does not constitute part of the prospectus. Additionally, ensure that the financial statements are presented prior to Part II and are included within the prospectus.

<u>Prospectus Summary</u>

6. Please provide a brief description of Premier Alliance Group, including an overview of significant corporate transactions that would be a useful introduction to the company. Explain that the company had no operations until the reverse merger transaction of November 2004 which resulted in the acquisition of the company's business. Disclose that the company's management operated the business as a separate organization, prior to the merger in November 2004. Inform investors that the financial statements included in the filing for periods prior to the merger are those of the acquired business.

7. Delete the second sentence of this section, as that information is already conveyed by your designation of the text as a "summary". Also, remove the disclosure referencing Forward-Looking Statements from the Prospectus Summary, as legalistic text is not appropriate for the summary. A specialized vocabulary for the readily understandable words, "Company", "we", "us" and "our", appears unnecessary and should be avoided .

8. Please consider including the company's internet address, www.premieralliance.com. In this regard, you may want to clarify, if true, that the information contained on your website does not constitute part of the prospectus.

9. We suggest that the summary be expanded to inform stockholders that all share amounts in the prospectus give retroactive effect to the reverse stock split. Although we note that you state this in the body of the filing at page F-13, the information presented in the prospectus is inconsistent with this statement. For example on page 22 and elsewhere you refer to the issuance of 36,176, 863 shares of common stock and 4,323,137 shares of preferred stock in the reverse merger. Please revise to eliminate these and all other references to pre-split amounts.

<u>Risk Factors, page 3</u>

<u>Cautionary Statements for Purposes of the "Safe Harbor" Provisions . . . , page 3</u>

10. This text is not a risk factor and should not be presented in this section of the prospectus. We note on your statement that you "desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995." Be advised that Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering or to those companies that issue penny stock. In this text and elsewhere throughout the filing, please either:

- delete any references to the Private Securities Litigation Reform Act; or

- make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.

Risk and Uncertainties, page 3

11. We note reference to the company being a "publicly traded company operating in the biopharmaceutical industry". This information is inconsistent with disclosure elsewhere stating that the company is a provider of information technology services. Revise as appropriate. Please ensure that information contained in the filing pertains to the issuer of the securities that are to be registered.

12. The first five paragraphs of this section consist of legalistic text that is not consistent with Rule 421(d) . These paragraphs don't succinctly inform the investors of the disclosure that will be provided in this section, nor do they describe risks to investors. Please eliminate this text or revise it and move it to the body of the prospectus. In a concise introductory paragraph to the risk factors section, clarify that you disclose all material risks in the section.

13. Please note that you should disclose all material risks to the potential investor. The risks should cover and relate to your company, the industry in which your company operates, your management, the terms of the offering, your past performance, etc. Each risk factor should also clearly disclose the consequences to the company or to the investors, should the risk materialize. Risk factors that are generic in nature and equally applicable to similarly situated businesses should not be disclosed. Please revise your risk factor section, as appropriate, to address all material risks.

14. Many of the captions preceding the risk factors identify a condition or uncertainty, without specifying the material risk to investors that results from the condition or uncertainty. Please revise so that each caption concisely describes the resulting risk to investors.

15. Please add an appropriately captioned risk paragraph that informs investors that as long a s you continue to have less then 300 record holders you may elect to terminate your reporting obligations under the Securities Exchange Act. Explain that if the company elects to terminate its reporting obligations, the compay would no longer be obligated to file periodic financial information, proxy soliciting materials or other information with the Securities and Exchange Commission. Describe the resulting risk to investors.

There Has Been a Decline in the Demand for Technology Services, page 3

16. Please provide a basis for your assertion that "the demand for technology services declined from 2001 through 2005. Provide quantitative information as to the extent of the decrease in demand in the marketplace, so that investors have context about the extent of the risk. Provide us with appropriately detailed supplemental information that supports these statements.

Our Executive Officers and Directors . . . , page 7

17. Throughout this section provide quantitative information that will inform investors concerning the extent of the risk you are citing. For example, disclose the percentage of voting securities held by your executive officers and directors.

Determination of Offering Price, page 8

18. Given that you are an Exchange Act reporting company, clarify the disclosure that indicates that you will apply for quotation on the OTCBB "upon becoming a reporting entity under the Securities Exchange Act."

Selling Stockholders, page 9

19. With respect to the shares to be offered for resale by all of the selling security holders who are legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers. Refer to Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of 3/99 Supp. to Manual.

20. Disclose whether any of the selling security holders are registered broker-dealers or affiliates of registered broker-dealers. For example, we note that EarlyBird Capital is a registered broker-dealer. Be advised that all selling security holders who are registered broker dealers or affiliates of brokers dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters.

21. Please disclose any position, office, or other material relationship which a selling security holder has had within the past three years with Premier Alliance Group or or any of its predecessors or affiliates. See Item 507 of Regulation S-B. Also, please provide a materially complete discussion of how the selling shareholders acquired their shares. You may wish to organize the list of selling security holders according to the transaction in which their securities were acquired.

Plan of Distribution, page 14

22. You indicate that selling security holders may create short positions in the common shares in connection with the offering. Tell us whether the selling shareholders have open short positions and whether the selling security holders could use shares being registered to close short positions created prior to the

effective date. In your response letter, please advise us that Premier Alliance and the selling security holders are aware of CF Tel. Interp. A.65.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

23. You should substantially expand your disclosure in this section to discuss the events, trends, risks, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operation. In an effort to assist you in this regard, we refer you to the Commission's most recent MD&A interpretive guidance set forth in Release No. 33-8350 (December 29, 2003). This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting estimates. For example, an introductory discussion in this section should discuss key challenges and risks on which you are focused in both the short and long term as well as the steps you are taking to address them. Your discussion should highlight the most important matters on which you are focusing in evaluating your specific financial condition and operating performance. In this regard, the company's plans for the production facilities should be significantly expanded to include a discussion of the projected timeframes and cost associated with each specific milestone relating to the construction and completion of the production facility.

24. We note the overall conclusory nature of the disclosure regarding the company's results of operations. Please address the key variable and other qualitative and quantitative factors that are necessary to an understanding of your operations. If more than one factor contributed to material changes over the reported periods, quantify the amount of the changes contributed by each of the factors or events that you identify. See Section III.D of Release No. 33-6835. For example, for the year ended December 31, 2005 compared to year ended December 31, 2002, you conclude that a $700,000 decrease in revenue was due to a combination of a decrease in billable hours during the year as well as an overall decrease in billable rates. Also, the the first paragraph of the 2005 vs. 2004 text on page 16 indicates that the change in revenues was the result of both changes in prices and changes in volumes. Please expand to specifically state the dollar amount of the change in revenues that was due to changes in prices charged and to the change in the volume of goods or services provided.

25. In addition to quantifying the dollar effect of the various contributing factors, ensure that you describe the significant developments in the marketplace or at your company that led to the changes. Please provide this same expanded disclosure with respect to direct costs, general and administrative expenses, operating income, other income and expense, and income taxes. Discuss the

major components of direct costs, and the major components of selling, general and administrative expenses. Refer to Item 303(b)(1) of Regulation S-B.

Financial Condition and Liquidity, page 19

26. Revise the liquidity and capital resources section to state clearly whether your current and available capital resources, are sufficient to fund planned operations for a period of not less than twelve months from the date of the prospectus. State whether the offering proceeds will enable you to fund planned operations for the 12-month period?   If a deficiency will remain following the receipt of the offering proceeds, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. In discussing your expected liquidity needs, please revise to specifically the rate at which you are currently using funds in your operations, with the expected rate at which capital is to be used in operations over the 12 month period. In preparing this disclosure, consider explain how your need to discharge current liabilities within the twelve months will impact the rate at which you use funds in operations and your need for capital.

27. Please revise your discussion to focus on the primary drivers of and other material factors necessary to understand your company's cash flows. In addition, discuss all known trends, events or uncertainties, which are reasonably likely to impact future liquidity, as necessary. We refer you to Section IV of SEC Release No. 33-8350.

Contractual Obligations

28. Of the four amounts identified in the table, please disclose those that refer to office premises payments and those that refer to vehicle lease payments.

Off Balance Sheet Arrangements, page 21

29. Disclosure on page 21 states that there were no such transactions or arrangements to which an unconsolidated entity was a party . . . ." The disclosure appears inconsistent with the disclosure on page F-13 to the effect that you have annual dividend obligations of $47,800 on the preferred stock, but that you will not accrue the dividends until they are declared. Please reconcile the inconsistency. Please reconcile the apparent inconsistency and explain why you do not include dividend obligation in the financial statements.

Business, page 22

30. Please provide a materially complete discussion of the corporate history of Premier Alliance. Discuss in reasonable detail the nature of bankruptcy case 95-B-44222 and the reasons why Continuum Group C, Inc. was established. If the purpose for the establishment of Continuum was to create a public shell, please disclose. Add disclosure addressing the company's activities from inception to

November 5, 2004. Currently, you only state that you had "no business and no revenue" until the share exchange with North Carolina Premier was consummated. Explain the purpose of the share exchange and describe the material terms of the agreement governing the share exchange.

31. Please revise your disclosure in this section and throughout your registration statement to clarify the current status of your business operations, your proprietary technology, if any, and your products/services. Your current description of your business is a very general discussion of your company's "two delivery channels," IT Services and IT Solutions. Your disclosure does not provide a potential investor with a clear sense of your business, your day-to-day operations, the long-term commercial feasibility of your services, and the ability of your company to survive in the short and long term. Your disclosure in this section should be substantially revised to describe clearly your company's business and its products and services in the manner required by Item 101(b) of Regulation S-B. Describe more specifically each activity that is essential to the functioning of your service-orientated business and the distribution of each of your proposed products, and indicate which of those steps will be provided by the company and which will be delegated to third parties. If you maintain material agreements with customers, suppliers, or distributors, describe the significant terms of the arrangements with the third parties you intend to rely upon.

32. Please expand your disclosure relating to the nature of the business relationship you're your principal customer. Do you maintain an agreement with this customer? If so, describe the material terms of the agreement and file the agreement as an exhibit. If you do not maintain an agreement, please provide a material complete description of the nature of the relationship

Overview, page 22

33. Explain what you mean by the term "IT business-solution life cycle."

Property, page 24

34. Please file the lease agreement as a material exhibit.

Executive Officers, Directors, and Key Employees

35. Please identify Mr. Elliot in all capacities in which he serves. We note that he has signed the registration statement in the capacity of Principal Financial Officer. In this regard, it does not appear from your Item 401 of Regulation S-B that Mr. Elliot possesses any meaningful accounting or financial experience. If this is the case, please add appropriate risk factor disclosure.

36. Please expand the biographical information regarding the executive officers and directors to provide the dates of principal employment for a minimum period of the most recently completed fiscal years. For executives who have been principally employed by Premier Alliance for more than the past five years, a statement to that effect is sufficient.

37. You indicate the company makes matching contributions under a 401(k) plan. However, there is reference to matching contributions under that plan in the summary compensation table on page 28. Please confirm that no matching contributions were made or are owed with respect to any of the executives named in the summary compensation table for either 2004 or 2005. If such contributions have been made or are owed, revise the table accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 31

38. Advise as the relationship between Mark Elliot and Vicki Elliot. If they are husband and wide, revise the ownership table to attribute ownership of the shares held by spouses to the corresponding officers or directors. Refer to Securities Act Release No. 33-4819 ("a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children").

Additional Information, page 35

39. Update the Commission's address for the Public Reference Section, which is 100 F St., N.E., Washington, D.C. 20549.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities

40. Your response to this item is inconsistent with the disclosure in your filing. The prospecutus includes information concerning various securities issuances during the past three years, none of which appear to have been registered. Among other matters, on page 22 and elsewhere you refer to the 36,176,862 (pre-split) shares of common stock and 4,323,137 (pre-split) shares of preferred stock issued in November 2004 by the registrant. Further, you refer to warrants and options issuances by the registrant during the past three years. Please revise to provide information responsive to Item 702 of Regulation S-B with respect to all unregistered sales of securities by the registrant during the period beginning March 14, 2003. In responding to this comment provide reasonably detailed

explanations of the facts relied upon in concluding that the exemption you claim
was applicable. Ensure that you either name each investor who received
unregistered securities in each transaction, or describe the investors by class and
indicate the number of such investors in each unregistered transaction.

<u>Exhibit 5.1</u>

41. Please revise your legality opinion to indicate that the opinion opines upon
Nevada law including the statutory provisions, all applicable provisions of the
Nevada Constitution, and reported decisions interpreting those laws.

42. Explain why you have not opined upon the legality of the shares underlying the
convertible securities.

<u>Undertakings</u>

43. The undertakings required in connection with an offering subject to Rule 415
have recently been amended. Please provide the undertaking set forth in Items
512(a)(4) and 512(g) of Regulation S-B.

<u>Signatures</u>

44. Please have the principal accounting officer sign the registration statement in this
capacity. Refer to Instruction 1 for Signatures, Form SB-2.

<u>Forms 10K-SB for the fiscal year ended December 31, 2005</u>
<u>Forms 10Q-SB for the quarters ended and June 30, 2005 and September 30, 2005</u>

<u>Item 3.</u> <u>Controls and Procedures</u>

45. We note your disclosure that your " [your] Chief Executive Officer has concluded
that your disclosure controls and procedures are effective and sufficient to ensure
that we record, process, summarize, and report information required to be
disclosed by us in our periodic reports." Revise to clarify, if true, that your
officers concluded that your disclosure controls and procedures are also effective
to ensure that information required to be disclosed in the reports that you file or
submit under the Exchange Act is accumulated and communicated to your
management, including your chief executive officer and chief financial officer, to
allow timely decisions regarding required disclosure. <u>See</u> Exchange Act Rule
13a-15(e).

46. You state that since the evaluation performed in connection with the effectiveness
of the company's disclosure controls and procedures as of December 31, 2004,
June 30, 2005 and September 30, 2005, "there have not been any '<u>significant</u>
changes' in our internal controls or in factors that could significantly affect these
controls . . . ." Please revise the reference in your Form 10K-SB to December 31,

2004 and please note that Rule 13a-15(d) requires the disclosure of "any" change in your internal controls. Tell us whether there *were* changes in your internal control over financial reporting that occurred during the applicable period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jason Niethamer at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc.   Michael Freedman, Esq.
        by facsimile: 212-767-1631